Bradford & Bingley

06010049

SEC MAIL PROCESSING
RECEIVED
JAN 03 2006
WASH., D.C. 213 SECTION

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

23 December 2005

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
JAN 10 2006
THOMSON FINANCIAL

Phil Kershaw
Deputy Company Secretary

1/4

Re 82-5154

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1) Name of issuer

Bradford & Bingley plc

2) State whether the notification relates to
i)a transaction notified in accordance with DR 3.1.4R(1)(a); or
ii) DR3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
iii) Both I) and ii).

iii) Notification relates to both I) and ii)

3) Name of person discharging managerial responsibility/director.
Timothy Dawson

4) State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3) and identify the connected person.
N/a

5) Indicate whether the notification is in respect of a holding of the person referred to in 3) or 4) above or in respect of a non-beneficial interest.
Person referred to in 3)

6) Description of shares (including class), debentures or derivatives or financial instruments relating to shares.
Ordinary 25 pence shares

7) Name of registered shareholder(s) and, if more than one holder, the number of shares held by each of them.
Timothy Dawson

8) State the nature of the transaction.
Sale

9) Number of shares, debentures or financial instruments relating to shares acquired.
N/a

10) Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage).
N/a

11) Number of shares, debentures or financial instruments relating to shares disposed.
10,000

12) Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage).
N/a

13) Price per share or value of transaction.
403.54 pence per share

14) Date and place of transaction.
14 December 2005. London Stock Exchange.

15) Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage).
N/a

16) Date issuer informed of transaction.
16 December 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17) Date of grant
N/a

18) Period during which or date on which it can be exercised

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved (class and number)

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries.
Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for

making this notification
Phil Kershaw

Date of Notification............16 December 2005

Re 82-5154

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1) Name of issuer

Bradford & Bingley plc

2) State whether the notification relates to
i)a transaction notified in accordance with DR 3.1.4R(1)(a); or
ii) DR3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
iii) Both I) and ii).

i) Notification relates to i) only

3) Name of person discharging managerial responsibility/director.
Roger Hattam

4) State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3) and identify the connected person.
N/a

5) Indicate whether the notification is in respect of a holding of the person referred to in 3) or 4) above or in respect of a non-beneficial interest.
Person referred to in 3)

6) Description of shares (including class), debentures or derivatives or financial instruments relating to shares.
Ordinary 25 pence shares

7) Name of registered shareholder(s) and, if more than one holder, the number of shares held by each of them.
Roger Hattam

8) State the nature of the transaction.
Sale

9) Number of shares, debentures or financial instruments relating to shares acquired.
N/a

10) Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage).
N/a

11) Number of shares, debentures or financial instruments relating to shares disposed.
2,500

12) Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage).
N/a

13) Price per share or value of transaction.
412.67 pence per share

14) Date and place of transaction.
22 December 2005. London Stock Exchange.

15) Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage).
N/a

16) Date issuer informed of transaction.
22 December 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17) Date of grant
N/a

18) Period during which or date on which it can be exercised

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved (class and number)

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries.
Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for

making this notification
Phil Kershaw

Date of Notification............22 December 2005

Re 82-5154

16 December 2005

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**December 2005**	**November 2005**
Outstanding current balance of mortgages	£1,649,742,029	£1,652,073,717
Number of mortgages	31,272	31,078
Average loan balance	£52,755	£53,159
Weighted average current LTV	48.30%	48.51%
Arrears:		
1 month +	0.60%	0.75%
3 months +	0.04%	0.05%
12 months +	0%	0%
repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

Re 82-5154

20 December 2005

Bradford & Bingley plc

Aire Valley Trustee Limited

Quarterly report re: Aire Valley Mortgages Trustee Limited, Aire Valley Funding 1 Limited and Aire Valley Mortgages 2004 -1 plc, Aire Valley Mortgages 2005 - 1 Plc

The latest Quarterly Report for Aire Valley Trustee Limited is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**December 2005**	**September 2005**
Outstanding current balance of mortgages	£7,610,479,679	£7,953,101,296
Number of mortgages	64,211	67,380
Average loan balance	£118,523	£118,034
Weighted average current LTV	77.46%	77.50%
Arrears:		
1 month +	2.14%	2.13%
3 months +	1.05%	0.88%
12 months +	0.04%	0%
Repossessions	0.05%	0.02%

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Phillip McLelland
Tel: +44 (0) 1274 806112
Email: phillip.mclelland@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

Re 82-5154

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bradford & Bingley plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of four subsidiary companies engaged in investment management.
Capital Guardian Trust Company
Capital International Limited
Capital International S.A.
Capital International, Inc.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Ltd	605,434
Bank of New York Nominees	6,390,618
Northern Trust	1,775,396
Chase Nominees Ltd	7,931,147
Midland Bank plc	1,044,500
Bankers Trust	314,600
Barclays Bank	369,700
Citibank London	714,200
Royal Trust	23,700
Morgan Guaranty	167,600
Nortrust Nominees	4,153,400
State Street Bank & Trust Co.	1,394,000
Citibank	83,100
HSBC Bank plc	906,900
Mellon Nominees (UK) Ltd	1,138,700
JP Morgan Chase Bank	412,600
Lloyds Bank	96,500
Citibank NA	130,400
Deutsche Bank AG	1,171,900
Chase Manhattan Nominee Ltd	133,700
Mellon Bank N.A.	133,700
Northen Trust AVFC	138,600
KAS UK	109,400

Bank One London	107,900
Clydesdale Bank plc	159,500
J.P. Morgan	2,784,942
Royal Bank of Scotland	1,554,800
HSBC	34,800
Brown Bros.	180,500
National Westminister Bank	155,900
Credit Suisse	69,600

5. Number of shares / amount of stock acquired

Nil

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

16,525,487

8. Percentage of issued class

2.6%

9. Class of security

Ordinary 25 pence shares

10. Date of transaction

Not known

11. Date company informed

23 December 2005

12. Total holding following this notification

34,387,737

13. Total percentage holding of issued class following this notification

5.42%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw 01274 806106

16. Name and signature of authorised company official responsible for making this notification

Phil Kershaw

Date of notification

23 December 2005